UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2019

RESTORATION ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38238	06-1681204
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

128 Baytech Drive

San Jose, California

(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (408) 883-6888

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	HAIR	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule of Standard; Transfer of Listing

On January 18, 2019, Restoration Robotics, Inc. (the “Company”) received a letter from the listing qualifications department of the Nasdaq Stock Market (“Nasdaq”) indicating that for 30 consecutive business days the Company did not maintain a minimum Market Value of its Listed Securities (“MVLS”) of $50,000,000 as required by Nasdaq Listing Rule 5450(b)(2)(A).

On July 18, 2019, the Company received a letter from the listing qualifications department of Nasdaq Stock Market (“Nasdaq”) setting forth a determination to delist the Company’s common stock from the Nasdaq Global Market on July 29, 2019 as a result of the Company’s failure to regain compliance with the minimum MVLS requirements within the 180 day compliance period provided pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

In light of the Company’s pending business combination with Venus Concept Ltd., the Company has requested a hearing with the Hearings Panel at Nasdaq to appeal the delisting determination.

ITEM 8.01 Other Events

The information set forth under Item 3.01 of this Current Report on Form 8-K is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESTORATION ROBOTICS, INC.

Date: July 24, 2019	By:	/s/ Ryan Rhodes
Ryan Rhodes
President, Chief Executive Officer